Exhibit 12.1

AMERICAN CAMPUS COMMUNITIES OPERATING PARTNERSHIP, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2015		2014		2013	2012	2011
EARNINGS BEFORE FIXED CHARGES:
Pre-tax income from continuing operations before noncontrolling interests and income (loss) from equity investees	$119,303		$62,692		$48,456	$49,070	$35,085
Distributed income of joint ventures	—		—		—	—	—
Less: Capitalized interest	(9,613)		(8,761)		(10,050)	(9,820)	(6,598)
Less: Preferred distributions of subsidiaries	(176)		(178)		(182)	(183)	(183)
Total earnings before fixed charges	109,514	(1)	53,753	(2)	38,224	39,067	28,304
FIXED CHARGES:
Interest expense	87,789		90,490		79,643	57,241	52,214
Capitalized interest	9,613		8,761		10,050	9,820	6,598
Amortization of deferred financing costs	5,550		5,925		5,608	4,661	5,297
Interest portion of rental expense	2,297		1,401		1,178	726	655
Preferred distribution of subsidiaries	176		178		182	183	183
Total fixed charges	105,425		106,755		96,661	72,631	64,947
Total earnings and fixed charges	$214,939	(1)	$160,508	(2)	$134,885	$111,698	$93,251
RATIO OF EARNINGS TO FIXED CHARGES	2.04	(1)	1.50	(2)	1.40	1.54	1.44
(1) Earnings include net gains from the disposition of real estate of $52.7 million and losses from the early extinguishment of debt of $1.8 million. Excluding these amounts, the ratio would be 1.56.
(2) Earnings include losses and impairment charges from the disposition of real estate of $2.8 million. Excluding this amount, the ratio would have been 1.53.